UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For October 27, 2025

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony”)

Harmony regrets to announce a loss-of-life incident at Mponeng Mine

Johannesburg, Monday, 27 October 2025. Harmony Gold Mining Company Limited (“Harmony” and/or “the Company”) is deeply saddened to report a loss of life incident at its Mponeng mine, near Carletonville, on the morning of Sunday, 26 October 2025.

The incident involved an electrician who conducted routine maintenance work. Harmony extends its deepest condolences to the family, friends, and colleagues of the deceased and is providing support during this difficult time.

Safety remains Harmony’s foremost priority and a core value underpinning all operations. A full investigation into the circumstances of the incident has been initiated, led by Harmony management in collaboration with the Department of Mineral and Petroleum Resources (DMPR). All relevant authorities and stakeholders have been informed.

Harmony remains committed to its proactive safety strategy and continues to reinforce a culture of care across all operations.

Ends.

For more details contact:

Chipo Morapedi-Mrara
Head of Communications
+27 (0)60 571 0797

Jared Coetzer
Head of Investor Relations
+27 (0)82 746 4120

Mashego Mashego
Executive Director
+27 (0)82 767 1072

27 October 2025

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: October 27, 2025	By: /s/ Boipelo Lekubo
Name: Boipelo Lekubo
Title: Financial Director